HUBEI MINKANG PHARMACEUTICAL LTD.
55 Ubi Ave. 3, #03-01, Mintwell Building
Singapore  408864

December 21, 2011

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America  20549

Attention:	Mr. Jeffrey Riedler, Assistant Director

Dear Sirs/Mesdames:

Re:	Hubei Minkang Pharmaceutical Ltd.
Form 8-K and 8-K/A
Filed September 26, 2011 and October 11, 2011
File No.  000-53231

This response is submitted under the Closing Comments of your letter to Hubei Minkang Pharmaceutical Ltd. (the “Company”) dated October 26, 2011, which required that the Company provide a written statement acknowledging certain items set forth in your letter.

Accordingly, the Company hereby acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUBEI MINKANG PHARMACEUTICAL LTD.

By: /s/ Lee Tong Tai
Lee Tong Tai
President and Director